Exhibit 99.1

CONFIDENTIAL

John Barter

Chairman, Board of Directors

DHI Group, Inc.

1040 Avenue of the Americans, Floor 8

New York, NY 10018

August 23, 2018

Dear Chairman Barter,

As you know, we are the largest shareholder of DHI Group ("DHI" or the "Company") and have closely followed the Company for nearly two decades. We are writing this public letter to express our great disappointment with the Board’s rejection of our proposals to rapidly maximize shareholder value. We are also deeply concerned about DHI’s future under the continued control of your Board and senior management.

We believe that your Board has shown a complete disregard for the best interests of DHI shareholders and its fiduciary duty to maximize shareholder value. During your 11 years as a director of DHI, the Company’s stock price has sunk 85%, from $13 per share to today’s price of $2. Under your chairmanship, DHI’s revenue has dropped 44% from $260 million to $145 million of expected revenue this year. The Company’s core tech business began its current decline of nine consecutive quarters shortly after you were named chairman in 2016. During that same period, EBITDA plummeted from $75 million to an estimated $30 million today. EBITDA margins have declined from 29% to 19%. Ironically, this horrid performance has come during a golden age of tech hiring and recruiting. DHI’s decline was exacerbated by a major spending spree on costly acquisitions, most of which failed – on your watch.

Despite its sharp downturn, the Company has barely made a dent in its bloated cost structure, which includes 13 offices spanning the globe from Singapore to Dubai. Competition is getting tougher by the minute. Indeed.com, which was founded 14 years after DHI in 2004, posted revenue growth of 56% in its most recent quarter on annualized revenue of $2.6 billion. It has 200 million unique visitors and 100 million resumes. LinkedIn, another major competitor, grew 37% last quarter on a revenue base of $5.6 billion with 575 million members. On the other hand, DHI’s core tech revenue business declined 8% in the same period with only 2 million monthly unique visitors and only 2.2 million resumes. In addition, all of your major competitors (Indeed, LinkedIn, Monster and CareerBuilder) have recently been acquired by large, deep-pocketed companies. Nevertheless, based on our most recent discussions, you are determined to remain independent based on what appears to be your and your CEO’s shared delusion that DHI can regain market share from the competition.

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Even more disturbing for DHI shareholders like us whose investment is underwater, you and your fellow directors have enriched yourselves during this period of abysmal execution and destruction of shareholder value. According to the Company’s proxy statement for its 2018 annual meeting of shareholders, DHI’s current non-executive directors received an average of $157,225 each in cash and stock compensation in 2017. DHI’s directors have been richly rewarded for many years, despite the Company’s poor performance. The average tenure of the current seven non-executive directors is five years. Over the last five years, DHI stock has declined 77%, from $8.59 per share to $2, yet DHI paid $5.1 million in director compensation during that period, according to the Company’s SEC filings.

Despite their long tenure, DHI’s seven non-executive directors own negligible amounts of DHI stock. According to your SEC filings, you only own 188,800 shares of DHI, which is less than 0.4% of the shares outstanding, even though you have been a director for 11 years! No other non-executive director owns more than you. As a result, while retail and institutional investors have suffered painful losses in DHI stock, you and your fellow directors have virtually no skin in the game and have continued to enrich yourselves.

The Company’s continuous losing streak, relentless spending on growth initiatives and acquisitions, and failed strategic process have exhausted investors. As the Company’s largest shareholder with nearly 10% ownership, we have repeatedly urged the Board and management to pursue a different tack: stop wastefully emphasizing growth for growth’s sake and instead run a leaner, more profitable company, focused on free cash flow generation and significant return of capital to shareholders.

During meetings and calls last fall and winter with you and senior management, we strongly urged you to consider our proposals to use the Company’s attractive balance sheet to conduct a tender offer to acquire up to 40% of the Company’s shares at a premium. We continue to believe that if the Company decides to focus on significantly shrinking its public float, driving free cash flow and paying special dividends, its equity value would increase quickly and substantially. Such actions would focus investors on the Company’s compelling free cash flow yield and shareholder value. We have tried ad nauseum to explain the benefits of our strategy to you and senior management, but you have made it clear that you unequivocally oppose our proposal to return capital to shareholders.

Once we realized that we could not convince the Board to adopt our shareholder return strategy, we decided that a change in control of the Company was necessary to protect our investment and to prevent the Company from continuing to waste money on foolhardy growth initiatives and acquisitions. In our discussions, you actually encouraged us to make an offer to buy the Company. As a result, last December, we privately submitted an all-cash offer to acquire a controlling stake in the Company at a premium, while proposing to keep 20% of the Company in the hands of existing shareholders to allow them to participate in any future upside. You rejected this offer and indicated that you intended to continue your search for a new CEO.

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Meanwhile, as we did more work to see if we could sweeten our takeover offer, we pushed you to hire a CEO with strong turnaround, cost-cutting and financial engineering skills -- someone who would focus less on growth investing and more on margin enhancement and aggressive return of capital to shareholders. You rejected our appeal when you decided in April to hire Art Zeile as CEO. Zeile has no work experience in the online recruiting space or as a public company CEO. After extensive discussions with him, we believe he puts growth above all else and has virtually zero interest in returning capital to investors. In fact, at a recent meeting, Zeile told us that he opposed our shareholder return strategy because it would be a “distraction” to his growth-oriented strategy. He said he would rather use the Company’s pristine balance sheet to invest in research and development and to maintain “dry powder” for acquisitions. He went on to say that he was “happy” with the Company’s current stock price ($2.15 per share that day), because it was higher than when he became CEO in April and was granted 1.75 million shares. That is a slap in the face for shareholders like us who have watched, in pain, as our investment in DHI evaporates.

In May, after it became clear to us that the Company was moving in the wrong direction with the hiring of its new CEO, we decided to submit a higher all-cash offer for the Company at a significant premium. You refused to engage with us on this offer, even after urging us to bid for the Company and suggesting it was still for sale.

More recently, on the Company’s second quarter earnings call on August 2nd, Zeile announced that, after a 100-day review, the Company intended to focus on growth and investing in R&D – basically a decision to re-ignite the Company’s failed growth strategy from the last several years. In that second quarter earnings report, the Company posted significantly lower profit margins and issued disappointing margin guidance. At our meeting after the earnings announcement, Zeile inexplicably said he believes the Company’s core Dice business, which has been declining for several quarters by 8%-10%, “has really great growth prospects.”

Last week, you told us that the Board is fully committed to the new CEO’s growth strategy and wants the Company to remain independent in an effort to win market share from the likes of Indeed and LinkedIn. As the performance gap widens between DHI and its well-capitalized competitors, it is difficult to comprehend why the Board is determined to make yet another risky bet on spending for growth.

As a longtime observer of and investor in the Company, we have many times seen the Board get prematurely excited about a new growth investing plan, and, unfortunately, it never ends well. In virtually every instance, whether they have been acquisitions or new products, these plans have resulted in the destruction of shareholder value. Given the Company’s extended track record of dreadful execution -- re-confirmed by the disappointing second quarter -- it is clear to us that the Company remains on a perilous path.

In light of these developments and the Board’s refusal to seriously consider our latest acquisition proposal, we are publicly disclosing, for the benefit of our fellow shareholders, that we are prepared to buy the Company for $2.50 per share in cash. This purchase price represents approximately 5x 2018 estimated EBITDA and a 25% premium to the current trading price. The 5x EBITDA multiple equates to the same estimated multiple that was recently paid to acquire much larger competitors like Monster and CareerBuilder.

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We have financing available and are prepared to proceed immediately to negotiate definitive acquisition documents with the Board. We call on the Board, consistent with its fiduciary duties, to move swiftly at this critical moment to engage with us in good faith on our proposal in order to maximize value for all DHI shareholders.

Our proposal provides a substantial premium to the market price of the Company. It is incumbent on all DHI directors to exercise their fiduciary obligations for all Company shareholders and seize on this opportunity.

We look forward to having productive discussions with you and your advisers on consummating a transaction. If you are unwilling to engage with us on a transaction that would maximize value for all shareholders and instead choose to continue down your current path of destroying shareholder value, we will view that as inconsistent with the Board’s fiduciary duties to shareholders and will be forced to take whatever steps are necessary to ensure that the best interests of all shareholders are protected, including a proxy contest against the existing Board at the Issuer’s 2019 annual meeting of shareholders, when Messrs. Barter, Schipper and Goldfield are up for election.

Please let us know whether you are willing to pursue a transaction by the close of business on September 5, 2018.

Sincerely,

Eric Semler

President

TCS Capital

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